November 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gabriel Eckstein

Re:      COPsync, Inc.
Registration Statement on Form S-1
File No. 333-206460

Ladies and Gentlemen:

On November 2, 2015, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (Eastern Standard Time) on November 3, 2015, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

COPsync, Inc.

By:	/s/ Barry W. Wilson
Barry W. Wilson
Chief Financial Officer